Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: cocokara fine Inc.

Subject Company: Matsumotokiyoshi Holdings Co., Ltd. (SEC File No.    -                )

(Translation)

January 31, 2020

To whom it may concern:

Company:	Matsumotokiyoshi Holdings Co., Ltd.
Representative:	President	Kiyoo Matsumoto
(Securities Code: 3088, TSE First Section)
Contact:	General Manager, Corporate Communications Department, Corporate Strategy Planning Division	Nobuharu Takahashi
Tel:	047-344-5110

Company:	cocokara fine Inc.
Representative:	President	Atsushi Tsukamoto
(Securities Code: 3098, TSE First Section)
Contact:	Senior Executive Officer, General Manager of Administrative Division	Shunichi Mori
Tel:	045-548-5937

Notice by Matsumotokiyoshi Holdings Co., Ltd. and cocokara fine Inc. Concerning Entry Into
Memorandum of Understanding Regarding a Business Integration and
Capital and Business Alliance Agreement for such Business Integration

Matsumotokiyoshi Holdings Co., Ltd. (“Matsumotokiyoshi Holdings”) and cocokara fine Inc. (“cocokara fine”) today entered into a Memorandum of Understanding (the “MOU”) regarding the business integration of both companies (the “Business Integration”) and an agreement (the “Capital and Business Alliance Agreement”) related to a capital and business alliance (the “Alliance”) for such Business Integration, and hereby notify you as follows.

1.          Background and purpose of the Business Integration

(1)	Background leading up to the entry into the MOU and the Capital and Business Alliance Agreement for the Business Integration

As announced in the “Notice of Memorandum of Understanding on the Commencement of Discussions for Business Integration” dated August 16, 2019, Matsumotokiyoshi Holdings and cocokara fine executed a memorandum of understanding regarding the commencement of discussions for a business integration and involving the granting of exclusive rights. Matsumotokiyoshi Holdings and cocokara fine subsequently established a business integration preparatory committee and have been examining and discussing the details for the realization of the Business Integration.

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(Translation)

As a result of the numerous sincere discussions between Matsumotokiyoshi Holdings and cocokara fine from various perspectives, including the industry environment embracing both companies and the synergies that may result from any future course of action or the integration of both companies in light of such industry environment, Matsumotokiyoshi Holdings and cocokara fine confirmed that: (i) both companies share a common philosophy of placing the greatest value on promoting the improvement of beauty and health as well as the quality of life of our customers in the community and the future goals of both companies are the same; and (ii) synergies exceeding the level initially anticipated can be expected, mainly in terms of procurement, and the feasibility of realizing such synergies is high. As a result, Matsumotokiyoshi Holdings and cocokara fine reached the same conclusion, that the Business Integration will contribute to improving the corporate value of both companies, and executed the MOU for the Business Integration today with the aim of attaining domestic sales of 1 trillion yen and operating 3,000 stores in Japan, based on the Business Integration, and becoming the “No. 1 company in Asia in the areas of beauty and health” in the future.

Furthermore, as a part of the Business Integration, Matsumotokiyoshi Holdings and cocokara fine decided to execute the Capital and Business Alliance Agreement and have cocokara fine issue new shares with Matsumotokiyoshi Holdings as the allotted party (collectively, the “Third-Party Allotment of Shares”) prior to the implementation of the Business Integration, in order to become an efficient and competitive company immediately after the Business Integration. Matsumotokiyoshi Holdings and cocokara fine intend to utilize the time up to the Business Integration to improve the corporate value of both companies and integrate our strategies and corporate cultures, pursuant to the early realization of synergies, and commence mutual cooperation through consultation between both parties.

(2)	Background and purpose of the Business Integration

The environment surrounding our society is facing a major revolution. People’s lifestyles are diversifying due to the digitalization of our lives as a result of the expansion of the e-commerce market, pursuant to the popularization of smartphones and the fusion of online and offline led by leading global U.S. and Chinese companies. Moreover, in Japan, globalization is expanding as the number of foreign visitors to Japan reached 30 million people in 2018 pursuant to the government’s tourism strategy, and, with the upcoming Tokyo Olympics in 2020, the number of foreign visitors to Japan is expected to further increase. Furthermore, Japan is facing a change in its social structure due to a rapidly decreasing birthrate and aging population and the population is becoming concentrated in three metropolitan areas. These changes to the environment surrounding our society have led to the arrival of a society that accepts diversified values and in which people can choose diversified lifestyles. The retail industry is now required to realize, on a deeper level, services that meet the needs of each and every one of this diversified base of customers.

Under the foregoing macro environment, the market growth in the drugstore industry is slowing due to intensifying competition beyond any business category and a sharp increase in labor and logistics costs. Moreover, as drugstores fight to survive by pursuing various strategies, the industry is becoming polarized between companies that specialize in health and beauty and pursue specialized services, on one hand, and companies that improve the convenience of customers through discounts centered on food products, on the other hand, and an oligopoly of top companies has emerged due to industry reorganization. Meanwhile, amidst increasing Japanese social security expenditures, the drugstore industry is expected to play an important role in creating community-based integrated care systems, and is also required to cope with the revision of medical service fees.

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(Translation)

By regarding the foregoing drastic change of the drugstore industry as an opportunity for growth, Matsumotokiyoshi Holdings and cocokara fine will foremost aim to become an infrastructure company supporting society and our customers’ lives and achieve domestic sales of 1 trillion yen and 3,000 stores in Japan, based on the Business Integration. Moreover, by establishing “One to One” marketing utilizing the customer base of both companies, we will revolutionize the purchase trends of consumers. Also, by surviving the competition in the domestic drugstore industry by gaining an overwhelming presence in the health & beauty arena, we will aim to become the “No. 1 company in Asia in the areas of beauty and health” in the future, and also promote the creation of community-based integrated care systems, which is the social mission of a drugstore.

(3)	Goals of both companies and expected effects of the Business Integration

The group management philosophy of Matsumotokiyoshi Holdings is “1st for you”. By always keeping the perspective of its customers in mind, Matsumotokiyoshi Holdings seeks ongoing growth and the improvement of corporate value through the creation of new added values and the provision of thoughtful services. Matsumotokiyoshi Holdings currently operates 1,681 drugstores/dispensing pharmacies throughout Japan (of which 302 stores were dispensing pharmacies as of end of September 2019), and is aiming to make the next leap forward as a leading company in the drugstore industry.

Meanwhile, aiming to realize its management philosophy of “To pursue the health of mind and body, and to contribute to the community”, cocokara fine coordinates the management of the 1,333 drugstores/dispensing pharmacies that it operates throughout Japan (of which 299 stores were dispensing pharmacies as of the end of September 2019) and its caregiving-related businesses. cocokara fine positions and promotes, as its social mission, the “creation of a healthcare network in the community”, for providing integrated home healthcare and caregiving services in the community, through the coordination of various professions involved in medical care and caregiving, and aims to make the next leap forward as a true healthcare company.

Both companies have a common philosophy of placing the greatest value on promoting the improvement of beauty and health as well as the quality of life of our customers in the community, and share the common characteristic of operating numerous stores in both cities and suburbs. In addition, both companies are able to complement each other in terms of store locations and, because of their similar strategies of promoting digitalization and global expansion, both companies can mutually leverage their various management resources such as infrastructure and know-how.

We are aiming to mainly pursue the following synergies through the Business Integration. We believe that the realization of such synergies based on the Business Integration will contribute to the improvement of shareholder value with respect to both companies. We anticipate being able to achieve a combined profit improvement on a scale of tens of billions of yen on a consolidated basis from around three years after the Business Integration.

(i)	Joint development and cooperative purchasing of products, etc.

▪	By mutually supplying and selling existing private brand products, which are popular among the customers of both companies, as well as new private brand products to be jointly developed by both companies, we will aim to expand sales by further increasing the appeal of the private brand products of both companies, and thereby increase sales and improve profitability.

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(Translation)

▪	As a result of both companies unifying the procurement of products, including pharmaceutical products, not only will we be able to reduce purchasing costs through economies of scale, we will also aim to improve profitability through an increase in rebates by reflecting the rebate ratios of both companies.

(ii)	Customer base and marketing

▪	By integrating the customer base of both companies, it will be possible to implement sales promotion strategies compatible with digitalization, and we will aim to increase sales by proposing products that meet the needs of each and every customer and seamlessly coordinating both offline (stores) and online (EC) channels.

(iii)	Other

▪	In terms of logistics, we expect improvements in logistical efficiency and a reduction of physical distribution costs per store through synergies in areas where stores are being operated and an increase in our market share by prefecture.

▪	In terms of payment, we expect to reduce payment fees by unifying the payment methods of both companies.

2.          Summary of the Business Integration and Alliance

(1)	Method of the Business Integration

With the establishment of a holding company (the “Integrated Company”) based on a joint share transfer on the premise of obtaining the approval through the resolution of the general meeting of shareholders of both companies and acquiring the permission of authorities required for the Business Integration, both companies will examine, discuss and decide the method of the Business Integration before the execution of a definitive agreement.

(2)	Schedule of the Business Integration

With the following schedule as the goal, the schedule of the Business Integration will be examined and discussed by both parties. However, if it becomes necessary to change the schedule of the Business Integration due to a delay in the acquisition of the approval of the Fair Trade Commission under the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and other related guidelines, a delay in the screening procedures of other authorities concerned, or any other reasons, the schedule may be changed following a separate consultation between both companies.

January 31, 2020 (today): Execution of the MOU

February 2021 (scheduled): Execution of definitive agreement related to the Business Integration

June 2021 (scheduled): Ordinary general meetings of shareholders of both companies (resolution regarding approval of the Business Integration)

October 1, 2021 (scheduled): Effectiveness of the Business Integration

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(Translation)

(3)	Driving force of the Business Integration

Aiming for the smooth realization of the Business Integration, both companies will continue to examine and discuss matters that have not yet been decided, as of the execution of the MOU, through the business integration preparatory committee established by both companies.

(4)	Purpose of the Alliance

Please refer to “1. Background and purpose of the Business Integration”.

(5)	Details of the Alliance

Details of business alliance:

While the collaboration and synergies expected through the Business Integration are as described in “1. Background and Purpose of the Business Integration—(3) Goals of both companies and expected effects of the Business Integration”, in terms of business alliance, both companies will aim to promptly realize synergies by collaborating in each of the following areas: complementary supply of private brand products and expansion of merchandising; unification of procurement of national brand products and prescriptions; integration of merchandising; communalization of sales promotion, group purchasing and payment contracts; and streamlining and improving store operations.

Details of capital alliance:

Matsumotokiyoshi Holdings will acquire 5,939,600 shares of common stock of cocokara fine through the Third-Party Allotment of Shares (6,006,908 shares of common stock of cocokara fine in total, together with the 67,308 shares of common stock of cocokara fine currently held by Matsumotokiyoshi Holdings (ratio of voting rights relative to total voting rights after capital increase: 20.04%)) at 6,460 yen per share (total amount of 38,369,816,000 yen).

For details regarding the Third-Party Allotment of Shares, please refer to the “Notice Concerning Capital and Business Alliance for Business Integration with Matsumotokiyoshi Holdings Co., Ltd., Issues of New Shares through Third-Party Allotment, and Change of Top Shareholder as Majority Shareholder and Other Related Companies” announced today by cocokara fine.

(6)	Schedule of the Alliance

While the schedule of the Alliance is as follows, the schedule may change depending on the circumstances of acquiring the approval of the Fair Trade Commission under the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and other related guidelines. Matsumotokiyoshi Holdings is scheduled to make payment pertaining to the Third-Party Allotment of Shares as soon as the approval of the Fair Trade Commission is acquired, in order to promptly achieve the expected synergies through the Alliance.

January 31, 2020 (today): Execution of the Capital and Business Alliance Agreement

March 31 to April 30, 2020: Payment period for Third-Party Allotment of Shares

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(Translation)

3.          Overview of the Companies

(1)	Overview of Matsumotokiyoshi Holdings

(1) Trade name	Matsumotokiyoshi Holdings Co., Ltd.
(2) Main business activities	Management and supervision of subsidiaries such as drugstores; purchase and sale of products
(3) Date of establishment	October 1, 2007
(4) Location of head office	9-1 Shinmatsudo-Higashi, Matsudo-shi, Chiba-ken
(5) Representative	Kiyoo Matsumoto, President
(6) Capital	22,051 million yen
(7) Number of issued shares	109,272,214 shares
(8) Major shareholders and ownership percentage	Japan Trustee Services Bank, Ltd. (trust account, trust account 1, trust account 2, trust account 4, trust account 5, trust account 6, trust account 7, trust account 9)		(11.50%)
	Namio Matsumoto		(6.35%)
	The Chiba Bank, Ltd.		(4.39%)
	The Master Trust Bank of Japan, Ltd. (trust account)		(4.22%)
	Tetsuo Matsumoto		(3.19%)
(9) Relation between Matsumotokiyoshi Holdings and cocokara fine	Capital relationship	Matsumotokiyoshi Holdings holds 67,308 shares (0.26%) of cocokara fine.
	Personal relationship	N/A
	Business relationship	N/A
	Related party status	N/A
(10) Most recent consolidated management performance and consolidated financial condition
Fiscal term	Term ending March 2017	Term ending March 2018	Term ending March 2019
Net assets	184,060 million yen	204,871 million yen	209,269 million yen
Total assets	285,733 million yen	314,178 million yen	318,324 million yen
Net asset worth	1,738.87 yen	1,935.39 yen	2,038.76 yen
Sales	535,133 million yen	558,879 million yen	575,991 million yen
Operating profit	28,431 million yen	33,565 million yen	36,028 million yen
Ordinary profit	30,828 million yen	36,123 million yen	38,978 million yen
Profit attributable to parent company’s shareholders	20,119 million yen	22,755 million yen	25,035 million yen
Earnings per share	189.08 yen	215.03 yen	239.42 yen
Dividend per share	95.0 yen	80.0 yen	65.0 yen
(11) Number of stores	1,681 stores (consolidated), among which 302 stores are dispensing pharmacies (consolidated)

(As of September 30, 2019)

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(Translation)

(2)	Overview of cocokara fine

(1) Trade name	cocokara fine Inc.
(2) Main business activities	Comprehensive provision of health-related services including caregiving, home prescription and online sales with the drugstore and prescription businesses as core businesses
(3) Date of establishment	April 1, 2008
(4) Location of head office	Innotech Bldg., 3-17-6 Shin-Yokohama, Kohoku-ku, Yokohama-shi, Kanagawa-ken
(5) Representative	Atsushi Tsukamoto, President
(6) Capital	1,000 million yen
(7) Number of issued shares	25,472,485 shares
(8) Major shareholders and	The Master Trust Bank of Japan, Ltd. (administration trust account)		(6.99%)
ownership percentage	The Master Trust Bank of Japan, Ltd. (trust account)		(4.07%)
	cocokara fine Employee Shareholding Association		(3.74%)
	Segami Fudosan K.K.		(3.47%)
	Japan Trustee Services Bank, Ltd. (trust account)		(3.14%)
(9) Relation between cocokara fine and Matsumotokiyoshi Holdings	Capital relationship	cocokara fine does not hold any shares of Matsumotokiyoshi Holdings.
	Personal relationship	N/A
	Business relationship	N/A
	Related party status	N/A
(10) Most recent consolidated management performance and consolidated financial condition
Fiscal term	Term ending March 2017	Term ending March 2018	Term ending March 2019
Net assets	83,237 million yen	87,810 million yen	95,081 million yen
Total assets	146,963 million yen	158,177 million yen	172,727 million yen
Net asset worth	3,392.3 yen	3,655.55 yen	3,958.25 yen
Net sales	377,203 million yen	390,963 million yen	400,559 million yen
Operating profit	10,159 million yen	13,712 million yen	12,915 million yen
Ordinary profit	12,507 million yen	16,019 million yen	15,233 million yen
Profit attributable to parent company’s shareholders	7,037 million yen	9,067 million yen	9,158 million yen
Earnings per share	286.80 yen	376.41 yen	381.27 yen
Dividend per share	70.0 yen	73.0 yen	76.0 yen
(11) Number of stores	1,333 stores (consolidated), among which 299 stores are dispensing pharmacies (consolidated)

(As of September 30, 2019)

4.          Situation following the Business Integration

The overview of the Integrated Company to be established based on the joint share transfer is as follows. Both companies plan carefully examine, discuss and decide the details of a definitive agreement. Note that, as described in “2. Summary of the Business Integration and Alliance—(1) Method of the Business Integration”, because the method of Business Integration will be considered and discussed by both companies in the context of a definitive agreement, if the Business Integration is to be implemented according to a method other than by way of joint share transfer, both companies will plan to discuss and decide the details separately.

(1)	Trade name of the Integrated Company

Both companies plan to carefully examine, discuss and decide the trade name of the Integrated Company.

(2)	Location of the head office of the Integrated Company

The location of the head office of the Integrated Company is planned to be in Tokyo.

(3)	Vision and management philosophy of the Integrated Company

Both companies are planning to carefully examine, discuss and decide the vision and management philosophy of the Integrated Company.

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(Translation)

(4)	Basic policy of the Integrated Company

By exhibiting synergies through the Business Integration, the Integrated Company will aim to become the “No. 1 Company in Asia” in the fields of beauty and health.

(5)	Corporate governance of the Integrated Company

The corporate functions of Matsumotokiyoshi Holdings and cocokara fine are planned to be integrated through the examination of and discussions between both companies. The governance system and organization of the Integrated Company are planned to be decided through consultation of both companies including the establishment of business divisions to oversee corporate planning, audit, risk management, general affairs and key human affairs pertaining to the overall management of the Integrated Company group.

(6)	Representative and constitution of the board of directors of the Integrated Company

The current plan is to have Kiyoo Matsumoto, President of Matsumotokiyoshi Holdings, serve as the representative director of the Integrated Company. The details, including the composition of the board of directors, will be decided in due course through consultation between both parties.

(7)	Handling of brand of the Integrated Company

With regard to the brand of the Integrated Company, while both companies concurrently plan to use their existing brands for a given period of time after the Business Integration, both companies are planning to carefully examine, discuss and decide the details, including the use of a new brand, in due course.

5.          Future outlook

While it is currently anticipated that the Business Integration and Alliance will have minimal effect on the consolidated performance of both companies for the term ending on March 2020, from a mid- to long-term perspective, we believe that the Business Integration and Alliance will contribute to the improvement of the corporate values of both companies. In the occurrence of an event that requires the amendment of an earnings forecast, we will notify you without delay.

End

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